The information contained in this Form 6-K is hereby incorporated by reference into the
Company’s Form F-3 (File No. 333-166309).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 27, 2010
Commission File Number:
Mechel OAO

(Translation of registrant’s name into English)
RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)
Krasnoarmeyskaya 1,
Moscow 125993
Russian Federation

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Correction
This Report on Form 6-K is expressly intended for incorporation by reference into Mechel OAO’s Registration Statement on Form F-3 (File No. 333-166309) (the “Registration Statement”) for the sole purpose of correcting a clerical error on page S-20 of the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) dated April 26, 2010 included in the Registration Statement.
Page S-20 of the Preliminary Prospectus Supplement incorrectly states that the Selling Shareholders identified in the Preliminary Prospectus Supplement will agree to certain lock-up restrictions during the period ending 180 days following the pricing of the offering to which the Preliminary Prospectus Supplement relates. In fact, the Selling Shareholders will agree to certain lock-up restrictions during the period ending 90 days following the pricing of the offering to which the Preliminary Prospectus Supplement relates.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO
Date: April 27, 2010	By:	/s/ Igor Zyuzin
		Name:	Igor Zyuzin
		Title:	CEO